INVESTOR CONTACT:
John LeFrere
917 225 2800
investorrelations@bhcousa.com

B+H OCEAN CARRIERS AUTHORIZES STOCK REPURCHASE

NEW YORK, NEW YORK – December 2, 2008 -- B+H Ocean Carriers Ltd. (Amex: BHO) today announced that its board of directors authorized the Company to repurchase up to 550,000 of its common shares, in addition to previously authorized repurchases.  BHO said it plans to buy shares on the open market from time to time, depending on market conditions.

About B+H Ocean Carriers Ltd.

    The Company was organized as a corporation under Liberian law on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation.  As of December 1, 2008, the Company owned and operated five medium-range product tankers, one Panamax product tanker and five ore/bulk/oil combination carriers (“OBOs”).  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues.

Safe Harbor Statement

This press release, including any documents incorporated by reference or deemed to be incorporated by reference, contains “forward-looking statements,” which are statements relating to future events, future financial performance, strategies, expectations and competitive environment.  Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Stockholders should not read forward-looking statements as a guarantee of future performance or results.  They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events.  Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Important factors that could cause such differences include, but are not limited to:  uncertainties related to BHO’s ability to implement BHO’s business strategy; uncertainties related to litigation; economic and political conditions in the U.S. and abroad; and other risks outlined in BHO’s filings with the SEC.  All forward-looking statements are effective only as of the date they are made and BHO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  These risks and uncertainties include risks related to BHO’s businesses as well as the factors relating to the transactions discussed in BHO’s offer to purchase.  Stockholders should not place undue reliance on the forward-looking statements, which speak only as to the date of the offer to purchase or the date of documents incorporated by reference.

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For further information, including the Company’s Annual Report on Form 20F, access the Company’s website:www.bhocean.com

Company Contact:                                John LeFrere
917.225.2800